SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% CONVERTIBLE SENIOR NOTES DUE 2023

(Title of Class of Securities)

88339K AA0

(CUSIP Number of Class of Securities)

Brett Grimaud

General Counsel

c/o Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, California 94080

(650) 808-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffrey R. Vetter

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton St.

Redwood City, California 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), with the Securities Exchange Commission on July 26, 2022. The Schedule TO relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 3.25% Convertible Senior Notes due 2023 (the “Convertible Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2022 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(i) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase, as each may be amended or supplemented from time to time.

Item 1. Summary Term Sheet.

Item 1 is amended and supplemented as follows:

In the Offer to Purchase, the section captioned “Summary Term Sheet” is hereby amended and supplemented as follows:

•	The second sentence under the caption “Conditions to the Offer” is hereby amended and restated to state:

•	Subject to compliance with applicable law, the Company expressly reserves the right, in its sole discretion, to (i) terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer under the circumstances set forth under the section titled “Conditions to the Offer”, (ii) waive or modify in whole or in part any or all of the conditions of the Offer prior to any acceptance for payment for Convertible Notes, (iii) extend the Expiration Time to a later date and/or time as announced by the Company or (iv) amend the terms of the Offer.

Item 4. Terms of the Transaction.

Item 4 is amended and supplemented as follows:

The changes described above in Item 1 of this Amendment are hereby incorporated into this Item 4 by reference.

The cover page of the Offer to Purchase is amended as follows:

•	The second sentence of the third full paragraph on the cover page is hereby amended and restated to state:

o	The conditions to the Offer are for the sole benefit of the Company and may be asserted by the Company, regardless of the circumstances (other than any deliberate action or inaction by the Company or any of its affiliates) giving rise to any such condition and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company.

The section of the Offer to Purchase captioned “Important Information” is amended as follows:

•	The first sentence of the fourth paragraph is amended and restated to state:

o	Subject to compliance with applicable law, the Company expressly reserves the right, in its sole discretion, to (i) terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer under the circumstances set forth under the section titled “Conditions to the Offer”, (ii) waive or modify in whole or in part any or all of the conditions of the Offer prior to any acceptance for payment for Convertible Notes, (iii) extend the Expiration Time to a later date and/or time as announced by the Company or (iv) amend the terms of the Offer.

The section of the Offer to Purchase captioned “The Offer” is amended as follows:

•	The first sentence of the third paragraph under the caption “Expiration Time; Extension; Amendment; Termination” is hereby amended and restated to state:

o	Subject to compliance with applicable law, the Company expressly reserves the right, in its sole discretion, to (i) terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer under the circumstances set forth under the section titled “Conditions to the Offer”, (ii) waive or modify in whole or in part any or all of the conditions of the Offer prior to any acceptance for payment for Convertible Notes, (iii) extend the Expiration Time to a later date and/or time as announced by the Company or (iv) amend the terms of the Offer.

The section of the Offer to Purchase captioned “Acceptance for Payment and Payment” is amended as follows:

•	The first sentence of the third paragraph is hereby amended and restated as follows:

o	The Company expressly reserves the right, in its sole discretion, to terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer under the circumstances set forth under the section titled “Conditions to the Offer”.

The section of the Offer to Purchase captioned “Conditions to the Offer” is amended as follows:

•	The third sub bullet point under the third main bullet point is hereby deleted in its entirety.

•	The fourth sub bullet point under the third main bullet point is hereby amended and restated to state:

o	the commencement or escalation of any war, armed hostilities, including those in Ukraine, or other national or international calamity, including, but not limited to, an act of terrorism or an escalation of the impacts of the recent COVID-19 epidemic, directly or indirectly involving the United States, on or after July 26, 2022, but only if such events have a material adverse effect on the Company;

•	The fourth full paragraph is hereby amended and restated to state:

o	The foregoing conditions to the Offer are for the sole benefit of the Company and may be asserted by the Company, regardless of the circumstances (other than any deliberate action or inaction by the Company or any of its affiliates) giving rise to any such condition and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such or other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time unless waived, subject to the potential requirement to disseminate additional offering materials and to extend the Offer, to the extent required by applicable law. Notwithstanding the foregoing, in the event that one or more of the events described above occurs, the Company will promptly notify security holders of the Company’s determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer.

•	The first sentence of the last paragraph is hereby amended and restated to state:

o	The Company expressly reserves the right, in its sole discretion but subject to applicable law, to (i) terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer under the circumstances set forth in the section titled “Conditions to the Offer”, (ii) waive or modify in whole or in part any or all of the conditions of the Offer prior to any acceptance for payment for Convertible Notes, (iii) extend the Expiration Time to a later date and time as announced by the Company or (iv) amend the terms of the Offer (subject to requirements under Rule 13e-4 and 14e-1 under the Exchange Act).

Item 12. Exhibit Index.

(a)(1)(i)*	Offer to Purchase dated July 26, 2022.
(a)(5)(i)*	Press Release dated July 26, 2022.
(b)	None.
(d)(1)	Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.
(d)(2)	First Supplemental Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.
(d)(3)	Underwriting Agreement dated as of October 27, 2016, among Theravance Biopharma, Inc. and Leerink Partners LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference)
(d)(4)	Underwriting Agreement among Theravance Biopharma, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, as representatives of the several underwriters, dated February 11, 2020 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on February 13, 2020 and incorporated by reference)
(d)(5)	Registration Rights Agreement among Theravance Biopharma, Inc., GSK Finance (No. 3) plc and GlaxoSmithKline plc dated June 22, 2020 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020 and incorporated by reference).
(d)(6)	Sales Agreement between Theravance Biopharma, Inc. and Cowen and Company, LLC dated December 3, 2019 (filed as Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on December 3, 2019 and incorporated by reference).
(d)(7)	Theravance Biopharma, Inc. 2013 Equity Incentive Plan (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).
(d)(8)	Theravance Biopharma, Inc. 2013 Employee Share Purchase Plan, as amended (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).
(g)	None.
(h)	None.
(107)*	Filing Fee Table

* Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2022

THERAVANCE BIOPHARMA, INC.

By:	/s/ Andrew ASA Hindman

Andrew ASA Hindman
CFO